Exhibit 99.2

NEWS RELEASE

/C O R R E C T I O N from Source – Penn West Exploration/

In c4831 transmitted at 18:47e today, an error occurred in the second paragraph. Corrected copy follows:

PENN WEST EXPLORATION TO PRESENT AT BANK OF AMERICA

MERRILL LYNCH 2011 GLOBAL ENERGY CONFERENCE

Calgary, November 10, 2011 – Penn West Exploration (TSX:PWT) (NYSE:PWE) wishes to notify interested parties that Mark Fitzgerald, Senior Vice President, Development, will be presenting at the Bank of America Merrill Lynch 2011 Global Energy Conference on Wednesday, November 16, 2011 at 2:05pm EST (12:05pm MST) in Miami, Florida.

We invite interested parties to visit http://www.pennwest.com/investors/presentations-webcasts.asp at the presentation time noted above to listen to a live audio webcast of the presentation and to download a copy of the presentation slides.

For further information, please contact:

PENN WEST EXPLORATION

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Murray Nunns, President & Chief Executive Officer

Phone: 403-218-8939

E-mail: murray.nunns@pennwest.com

Jason Fleury, Senior Manager, Investor Relations

Phone: 403-539-6343

E-mail: jason.fleury@pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com